Press release

Arcelor Mittal announces proposed new dividend policy and reaffirms 2008 Value plan and 2006 guidance

London 27 September: Arcelor Mittal, the world’s leading steel company, today announces its proposed new dividend policy and reaffirms its combined 2008 value plan and 2006 guidance.

Dividend Policy:

The Board of Directors today announces that it has agreed a new dividend and cash distribution policy which will be proposed to the shareholders vote at the next general meeting*.

The new policy provides a mechanism which will allow Arcelor Mittal to honour its commitment of returning 30% of net income to shareholders every year through an annual base dividend, supplemented by additional share buy-backs.

The Board of Directors proposes an annual base dividend of USD 1.30 (approximately 1 Euro at the current exchange rate). This base dividend has been designed to guarantee a minimum payout per year and would rise in order to reflect the underlying growth of the company. Payment of this dividend will be on a quarterly basis.

In addition to this dividend, the Board of Directors is proposing a share buy-back program, tailored to match the 30% distribution pay-out commitment of the group. As a consequence, the sum of the annual base dividend and the share-buy back program will each year represent 30% of the annual net income. The proposed size of the share buy-back will be announced at the time of the annual results.

This new distribution policy will be implemented as 1st January 2007, for the 2006 results.

2008 Value Plan and 2006 EBITDA guidance

Arcelor Mittal reaffirms its value plan on a combined basis, resulting in a targeted EBITDA for the combined company of US$20 billion in 2008. The company also reaffirms its pro-forma EBITDA guidance of US$15 – US$15.6 billion for 2006.

Aditya Mittal, CFO Arcelor Mittal, said:

“The commitment we have made to pay a base dividend of $1.30 per share is a reflection of the economic strength of Arcelor Mittal. The overriding reason for the two companies merging was to deliver the financial stability and consistency that investors’ desire. This dividend and share buy-back commitment is a measure of our confidence in the potential of Arcelor Mittal.

* Arcelor Mittal (currently Mittal Steel NV entity)

Arcelor Mittal is today conducting an investor seminar in London. Copies of the presentations will be posted on the web at www.arcelormittal.com

Arcelor Mittal is today conducting an investor seminar in London. Presentations will be posted on the web at www.arcelormittal.com

ENQUIRIES:
Investor Relations
Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+352 4792 2902

Media
Nicol Davidson	Arcelor Mittal
+44 207 543 1162 / 1172
Luc Scheer	Arcelor Mittal
+352 4792 2360

UK media:	Maitland Consultancy
Philip Gawith / Lydia Pretzlik	+44 20 7379 5151

US media:	Abernathy MacGregor
Gillian Angstadt	+1 212 371 5999

French media:	Image 7
Tiphaine Hecketsweiler	+331 5370 7470

About Arcelor Mittal:

Arcelor Mittal is the world’s leading steel company, by both revenue and production. The company operates 61 plants across 27 countries, employing some 320,000 employees.

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the planned merger. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Mittal Steel’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

3